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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

ELSTER GROUP SE
(Name of Subject Company)

MINTFORD AG
an indirect wholly owned subsidiary of

MELROSE PLC
(Names of Filing Persons (Offerors))

Ordinary Shares, Nominal Value €1.00 Per Share
(Title of Class of Securities)

D24648 103
(CUSIP Number of Class of Securities)

American Depositary Shares, Each Representing One-Fourth of One Ordinary Share
(Title of Class of Securities)

290348101
(CUSIP Number of Class of Securities)

Garry Barnes
Company Secretary
Melrose PLC
Precision House, Arden Road, Alcester
London, B49 6HN, United Kingdom
+44-1789-761-020
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,314,043,362	$265,189.37

*
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) $20.50, the per American Depositary Share tender offer price, multiplied by 43,231,888, the number of American Depositary Shares issued and outstanding, and (b) $82.00, the per Ordinary Share tender offer price, multiplied by 17,412,069, the number of Ordinary Shares outstanding that are not represented by American Depositary Shares. The foregoing share figures have been provided by the issuer to the offerors and are as of June 29, 2012, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$265,189.37	Filing Party:	Melrose PLC and Mintford AG
Form or Registration No.:	Schedule TO	Date Filed:	July 9, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the "Schedule TO") filed with the Securities and Exchange Commission on July 9, 2012 by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder") and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 ("Melrose"), in connection with Bidder's offer to purchase (i) all outstanding American Depositary Shares (collectively the "ADSs" and each an "ADS") of Elster Group SE, a European public limited liability company incorporated in Germany and organized under the laws of Germany and the European Union and registered in the commercial register of the local court of Essen, Germany, under HRB 22030 ("Elster"), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (collectively the "Ordinary Shares" and each an "Ordinary Share"), for $20.50 per ADS, net to the seller in cash and (ii) all outstanding Ordinary Shares (which are not otherwise represented by ADSs) for $82.00 per Ordinary Share, net to seller in cash, in each case without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal to Tender American Depositary Shares (the "ADS Letter of Transmittal") and the related Letter of Transmittal to Tender Ordinary Shares (the "Ordinary Share Letter of Transmittal"), copies of which are included as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All information in the Offer to Purchase and the related Letters of Transmittal, which were previously filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Schedule TO, is hereby expressly incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

        Melrose is extending the Offer to provide additional time for the receipt of antitrust clearances in Russia and Ukraine, which are conditions to the consummation of the Offer that are not expected to be satisfied as of 12:00 Midnight, New York City time, on August 8, 2012, the previously scheduled Expiration Time, but which are expected to be received during August 2012. The Offer is being extended to 12:00 Midnight, New York City time, on August 16, 2012 with the consent of Elster.

        As of 5:00 pm New York City time on August 7, 2012, 17,412,069 Ordinary Shares and 7,979,381 ADSs had been tendered. These Ordinary Shares and ADSs represent collectively approximately 68.77% of total share capital of Elster as of such time.

        On August 8, 2012, Melrose issued a press release announcing the extension of the Expiration Time until 12:00 Midnight, New York City time, on August 16, 2012, a copy of which is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Press Release issued by Melrose PLC on August 8, 2012.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2012

Melrose PLC
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director
Mintford AG
By:	/s/ GEOFFREY MARTIN
	Name:	Geoffrey Martin
	Title:	Director

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 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated July 9, 2012.*
(a)(1)(B)	Letter of Transmittal to Tender American Depositary Shares.*
(a)(1)(C)	Letter of Transmittal to Tender Ordinary Shares.*
(a)(1)(D)	Notice of Guaranteed Delivery.*
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on July 9, 2012.*
(a)(5)(A)	Press Release issued by Melrose PLC on June 29, 2012 (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Melrose PLC and Mintford AG on June 29, 2012).
(a)(5)(B)	Press Release issued by Melrose PLC on July 9, 2012.*
(a)(5)(C)	Press Release issued by Melrose PLC on July 16, 2012.*
(a)(5)(D)	Press Release issued by Melrose PLC on July 17, 2012.*
(a)(5)(E)	Press Release issued by Melrose PLC on August 8, 2012.
(b)(1)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and the other parties thereto.*
(d)(1)	Investment Agreement, dated as of June 29, 2012, among Melrose PLC, Mintford AG and Elster Group SE.*
(d)(2)	Tender Agreement, effective as of June 29, 2012 between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(3)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Thomas Preute.*
(d)(4)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Simon Beresford-Wylie.*
(d)(5)	Tender Agreement, dated as of June 29, 2012, between Melrose PLC and Howard Dyer.*
(d)(6)	Non-Disclosure Agreement, dated as of May 14, 2012, between Melrose PLC and Elster Group SE.*
(d)(7)	Cost Compensation Agreement, dated as of May 31, 2012, between Melrose PLC and Elster Group SE.*
(d)(8)	Non-Solicitation Agreement, dated as of June 6, 2012 between Melrose PLC and Elster Group SE.*
(d)(9)	Indemnity Agreement, dated as of June 29, 2012 between Melrose PLC and Elster Group SE.*
(d)(10)	Letter Agreement, dated as of June 14, 2012, between Melrose PLC, Rembrandt Holdings S.A. and Nachtwache Reserve GmbH.*
(d)(11)	Senior Term and Revolving Facilities Agreement, dated as of June 29, 2012 by and among Melrose PLC, Mintford AG and the other parties thereto (incorporated by reference to Exhibit (b)(1)).
(d)(12)	Form of Resignation Letter of the Members of the Elster Group SE Administrative Board.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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SIGNATURES
EXHIBIT INDEX